ICON ENERGY CORP.
17th km National Road, Athens-Lamia & Foinikos Str.
14564, Nea Kifissia, Athens, Greece
Tel: +30 211 888 0200

December 12, 2025
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010
Attention:	Liz Packebusch
Re:	Request for Effectiveness for Icon Energy Corp.
Registration Statement on Form F-3 (File No. 333-291988)

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above-captioned Registration Statement on Form F-3, that was originally filed with the U.S. Securities and Exchange Commission on December 5, 2025, as may thereafter be amended, be accelerated so that it will be made effective at 9:30 am Eastern Time on December 15, 2025, or as soon thereafter as practicable, pursuant to Rule 461 of the Securities Act of 1933, as amended. Once the Registration Statement has been declared effective, the undersigned registrant respectfully requests that you notify Jeeho Lee of O’Melveny & Myers LLP, counsel to the undersigned registrant, by telephone at (212) 326-2266.

Should you have any questions regarding the foregoing request, please do not hesitate to contact Ms. Lee at the telephone number above.

Yours truly,

ICON ENERGY CORP.

By:	/s/ Ismini Panagiotidi
Ismini Panagiotidi
Chief Executive Officer

cc:	Dennis Psachos, Chief Financial Officer, Icon Energy Corp. Jeeho Lee, O’Melveny & Myers LLP